INTERNATIONAL SPEEDWAY CORPORATION
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114

NOTICE OF 2003 ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders of International Speedway Corporation:

The Annual Meeting of the Shareholders of International Speedway Corporation will be held at **DAYTONA USA, 1801 West International Speedway Boulevard, Daytona Beach, FL 32114** on Wednesday, the 9th day of April 2003, commencing at 9:30 A.M., for the following purposes:

(a) To elect five (5) Directors of the Corporation.

(b) To transact such other business as may properly come before the meeting.

ALL Shareholders of record as of January 31, 2003, will be entitled to vote, either in person or by proxy. **Due to logistical considerations, please be present by 9:15 A.M.** Shareholder registration tables will open at 9:00 A.M.

By Order of the Board of Directors

W. Garrett Crotty
Vice President, Secretary and General Counsel

March 10, 2003

INTERNATIONAL SPEEDWAY CORPORATION
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114

INFORMATION STATEMENT

Pursuant to Section 14(c)
of the Securities Exchange Act of 1934
and Regulation 14C and Schedule 14C thereunder

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE
REQUESTED NOT TO SEND US A PROXY

This Information Statement has been filed with the Securities and Exchange Commission (the "SEC") and is first being mailed on or about March 10, 2003 to holders of record on January 31, 2003 (the "Record Date") of shares of all classes of the common stock of International Speedway Corporation, a Florida corporation. This Information Statement relates to an Annual Meeting of Shareholders and the only matters to be acted upon at the meeting are

        (a) election of directors, and
        (b) approval of accountants.

You are being provided with this Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Regulation 14C and Schedule 14C thereunder.

TABLE OF CONTENTS

DATE, TIME AND PLACE INFORMATION

Our Annual Meeting of Shareholders will be held on Wednesday, April 9, 2003 commencing at 9:30 A.M. at DAYTONA USA, 1801 West International Speedway Boulevard, Daytona Beach, Florida, 32114.
DUE TO LOGISTICAL CONSIDERATIONS, PLEASE BE PRESENT BY 9:15 A.M.
Shareholder registration tables will open at 9:00 A.M. The mailing address of our principal executive offices is 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114.

VOTING SECURITIES AND PRINCIPAL HOLDERS

This Information Statement is being mailed on or about March 10, 2003 to all of our shareholders of record as of the Record Date. The Record Date for the Annual Meeting is January 31, 2003. As of the Record Date, we had 25,411,294 shares of class A common stock and 27,776,066 shares of class B common stock issued and outstanding. Each share of the class A common stock is entitled to one-fifth of one vote on matters submitted to shareholder approval or a vote of shareholders. Each share of the class B common stock is entitled to one vote on matters submitted to shareholder approval or a vote of shareholders.

The following table sets forth information regarding the beneficial ownership of our class A common stock and our class B common stock as of the Record Date by:

- All persons known to us who beneficially own 5% or more of either our class A common stock or our class B common stock;
- Our chief executive officer and each of our other four most highly compensated executive officers in Fiscal 2002;
- Each of our directors and nominees for director; and
- All of our directors, nominees and executive officers as a group.

As described in the notes to the table, voting and/or investment power with respect to certain shares of common stock is shared by the named individuals. Consequently, such shares may be shown as beneficially owned by more than one person.

Name of Beneficial Owner (1)	Number of Shares of Common Stock Beneficially Owned (2)			Percentage of Common Stock Beneficially Owned			Percentage of Combined Voting Power of All Classes of Common Stock
	Class A	Class B	Total	Class A	Class B	Total	
France Family Group (3)	50,835	20,950,913	21,001,748	0.20%	75.43%	39.49%	63.79%
James C. France (4)	15,050	15,352,721	15,367,771	0.06%	55.27%	28.89%	46.73%
William C. France (5)	20,534	15,340,501	15,361,035	0.08%	55.23%	28.88%	46.70%
Roger S. Penske (6)	1,702,663	0	1,702,663	6.70%	0.00%	3.20%	1.04%
Penske Corp. (7)	1,677,621	0	1,677,621	6.60%	0.00%	3.15%	1.02%
Penske Performance, Inc. (8)	1,677,621	0	1,677,621	6.60%	0.00%	3.15%	1.02%
Lesa D. Kennedy (9)	14,770	626,224	640,994	0.06%	2.25%	1.21%	1.91%
Brian Z. France (10)	481	243,046	243,527	0.00%	0.88%	0.46%	0.74%
Raymond K. Mason (11)	1,042	196,740	197,782	0.00%	0.71%	0.37%	0.60%
Thomas W. Staed (12)	4,992	45,000	49,992	0.02%	0.16%	0.09%	0.14%
Robert R. Dyson (13)	19,500	29,500	49,000	0.08%	0.11%	0.09%	0.10%
H. Lee Combs	11,379	30,735	42,114	0.04%	0.11%	0.08%	0.10%
John R. Saunders	11,726	12,535	24,261	0.05%	0.05%	0.05%	0.05%
Chapman J. Root, II	5,042	12,000	17,042	0.02%	0.04%	0.03%	0.04%
J. Hyatt Brown (14)	2,400	9,000	11,400	0.01%	0.03%	0.02%	0.03%
Lloyd E. Reuss	9,000	0	9,000	0.04%	0.00%	0.02%	0.01%
Gregory W. Penske (15)	8,728	0	8,728	0.03%	0.00%	0.02%	0.01%
Walter P. Czarnecki	8,230	0	8,230	0.03%	0.00%	0.02%	0.01%
John R. Cooper	7,542	0	7,542	0.03%	0.00%	0.01%	0.00%
Christy F. Harris (16)	5,400	150	5,550	0.02%	0.00%	0.01%	0.00%
Edward H. Rensi	0	1,500	1,500	0.00%	0.01%	0.00%	0.00%
Larry Aiello, Jr.	1,021	0	1,021	0.00%	0.00%	0.00%	0.00%
All directors, nominees and executive officers as a group (25 persons)(17)	1,893,423	20,476,326	22,369,749	7.45%	73.72	42.06%	63.47%

(1) Unless otherwise indicated the address of each of the beneficial owners identified is c/o the Company, 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114.

(2) Unless otherwise indicated, each person has sole voting and investment power with respect to all such shares.

(3) The France Family Group consists of William C. France, James C. France, members of their families and entities controlled by the natural person members of the group. Amounts shown reflect the non-duplicative aggregate of 50,835 Class A and 20,104,582 Class B shares indicated in the table as beneficially owned by James C. France, William C. France, Lesa D. Kennedy and Brian Z. France, as well as 846,331 Class B shares held beneficially by the adult children of James C. France. See footnotes (4), (5), (9) and (10).

(4) Includes (i) 304,725 Class B shares held beneficially by Sharon M. France, his spouse, (ii) 9,115,125 Class B shares held of record by Western Opportunity Limited Partnership ("Western Opportunity"), (iii) 3,558,065 Class B shares held of record by Carl Investment Limited Partnership ("Carl"), (iv) 9,886 Class B shares held of record by Quaternary Investment Company, (v) 484,418 Class B shares held of record by Carl Two Limited Partnership ("Carl Two"), and (vi) 1,880,502 Class B shares held of record by White River Investment Limited Partnership ("White River"). James C. France is the sole shareholder and director of (x) Principal Investment Company, one of the two general partners of Western Opportunity, (y) Quaternary Investment Company, the general partner of Carl, and (z) Secondary Investment Company, one of the two general partners of White River. He is also the sole member of Carl Two, LLC, the general partner of Carl Two. Also see footnote (5). Does not include shares held beneficially by the adult children of James C. France.

(5) Includes (i) 9,115,125 Class B shares held of record by Western Opportunity, (ii) 4,344,874 Class B shares held of record by Polk City Limited Partnership ("Polk City"), and (iii) 1,880,502 Class B shares held of record by White River. William C. France is the sole shareholder and director of each of (x) Sierra Central Corp., one of the two general partners of Western Opportunity, (y) Boone County Corporation, the general partner of Polk City, and (z) Cen Rock Corp., one of the two general partners of White River. Also see footnote (4). Does not include the shares shown in the table as beneficially owned by Lesa D. Kennedy and Brian Z. France, adult children of William C. France.

(6) This owner's address is 13400 West Outer Drive, Detroit, MI 48239-4001. Includes the Class A shares shown in the table as beneficially owned by Penske Corp. and Penske Performance, Inc.

(7) This owner's address is 13400 West Outer Drive, Detroit, MI 48239-4001. Shares shown are also beneficially owned by Roger S. Penske and Penske Performance, Inc.

(8) This owner's address is 1100 North Market Street, Suite 780, Wilmington, DE 19801. Shares shown are also beneficially owned by Roger S. Penske and Penske Corp.

(9) Includes (i) 345,886 Class B shares held of record by BBL Limited Partnership and (iv) 238,548 Class B shares held of record by Western Opportunity. Mrs. Kennedy is the sole shareholder and a director of BBL Company, the sole general partner of BBL Limited Partnership.

(10) Includes 4,498 Class B shares held of record by Zack Limited Partnership and 238,548 Class B shares held of record by Western Opportunity. Mr. France is the sole shareholder and director of Zack Company, the sole general partner of Zack Limited Partnership.

(11) Includes 75 Class B shares owned by The Raymond K. Mason, III Trust, as to which Mr. Mason disclaims beneficial ownership.

(12) Owned jointly with Barbara Staed, his spouse.

(13) Includes 5,000 Class A shares held in the Robert R. Dyson 1987 Family Trust and 9,500 Class A Shares held as Trustee of the Charles H. Dyson Trust No. 2, U/A dated 4/15/76.

(14) Held of record as joint tenants with Cynthia R. Brown, his spouse.

(15) Includes 1,563 Class A shares held by Patricia Durham Penske (his spouse) Trust.

(16) Includes 500 Class A shares held by M. Dale Harris, his spouse, and 1,500 Class A shares held by Mr. Harris as trustee of a Profit Sharing Plan and Trust.

(17) See footnotes (4) through (16).

DIRECTORS, NOMINEES AND EXECUTIVE OFFICERS

As of the Record Date our executive officers, directors and nominees were as follows:

Name	Age	Position With ISC
William C. France	69	Chairman of the Board, Chief Executive Officer and Director
Roger S. Penske	65	Vice Chairman and Director
James C. France	58	President, Chief Operating Officer and Director
Lesa D. Kennedy	41	Executive Vice President and Director
H. Lee Combs	49	Senior Vice President – Corporate Development and Director
John R. Saunders	46	Senior Vice President – Operations
Susan G. Schandel	39	Vice President – Administrative Services, Chief Financial Officer and Treasurer
W. Garrett Crotty	39	Vice President, Secretary and General Counsel
John E. Graham, Jr.	54	Vice President of Business Affairs and Corporate Communications
W. Grant Lynch, Jr.	49	Vice President
Leslie A. Richter	72	Vice President – Special Projects
Paul D. H. Phipps	56	Vice President – Sales and Marketing
J. Hyatt Brown	65	Director
John R. Cooper	70	Director
Walter P. Czarnecki	59	Director
Robert R. Dyson	56	Director
Brian Z. France	40	Director
Christy F. Harris	57	Director
Raymond K. Mason, Jr.	47	Director
Gregory W. Penske	40	Director
Edward H. Rensi	58	Director
Lloyd E. Reuss	66	Director
Chapman Root, II	53	Director
Thomas W. Staed	71	Director
Larry Aiello, Jr.	53	Nominee for Director

Our Board of Directors is divided into three classes, with regular three year staggered terms. Ms. *Kennedy* and Messrs. *Brown, Czarnecki, Dyson, Rensi* and *Staed* were elected to hold office until the annual meeting of shareholders to be held in 2003. Messrs. *William C. France, Combs, Harris, Gregory W. Penske* and *Root* were elected to hold office until the annual meeting of shareholders to be held in 2004. Messrs. *James C. France, Cooper, Brian Z. France, Mason, Roger S. Penske* and *Reuss* were elected to hold office until the annual meeting of shareholders to be held in 2005.

Pursuant to the merger agreement for the acquisition of Penske Motorsports we were obligated to place three individuals designated by Penske Performance, Inc., on our Board of Directors and to include such designees as nominees recommended by our Board of Directors at future elections of directors by shareholders. As a result of the sale by Penske Performance of 2,875,000 shares of class A common stock, its holdings have fallen to less than 5%, but not less than 2%, of the aggregate shares of our outstanding class A and class B common stock, and we are now obligated to include as a nominee for our Board of Directors only one individual designated by Penske Performance. If the holdings of Penske Performance fall to less than 2% of the aggregate shares of our outstanding class A and class B common stock, we would no longer be obligated to include any individuals designated by Penske Performance as nominees for our Board of Directors. Messrs. *Roger S. Penske, Gregory W. Penske* and *Walter P. Czarnecki* are presently the designees of Penske Performance, Inc. serving on our Board of Directors.

As a result of and in response to recent legislative and regulatory initiatives directed toward corporate governance, we have undertaken to restructure the size and composition of the Board of Directors effective with the Annual Meeting of Shareholders in April 2003. Effective with the April 2003 meeting the Board will be reduced to 13 directors. Messrs. *Czarnecki* and *Dyson* will not be seeking reelection upon the expiration of their elected terms in April 2003. Messrs. *Combs, Cooper* and *Roger S. Penske* will be resigning effective April 9, 2003, prior to the expiration of their elected terms, in order to facilitate this restructuring of the Board.

For the election of directors at the Annual Meeting of Shareholders in April 2003, the Board has approved the nomination of Ms. *Kennedy* and Messrs. *Aiello, Brown, Rensi* and *Staed* as directors to serve for a three-year term and hold office until the annual meeting of shareholders to be held in 2006.

William C. France and *James C. France* are brothers. *Lesa D. Kennedy* and *Brian Z. France* are the children of *William C. France. Gregory W. Penske* is the son of *Roger S. Penske.* There are no other family relationships among our executive officers and directors.

Mr. *William C. France*, a director since 1958, has served as our Chairman of the Board since 1987 and as Chief Executive Officer since 1981. It is anticipated that Mr. France will continue to serve as Chairman of the Board following the April 2003 annual meeting of directors.

Mr. *Roger S. Penske* has served as a director and Vice Chairman since July 1999. Mr. *Penske* was Chairman of the Board of Penske Motorsports from March 1996 until its acquisition by us in 1999. Mr. *Penske* is also Chairman of the Board and Chief Executive Officer of Penske Corporation. Penske Corporation is a privately-owned diversified transportation services company which (among other things) holds, through its subsidiaries, interests in a number of businesses, including ISC. Mr. *Penske* is Chairman of the Board of United Auto Group, Inc., and Penske Truck Leasing Corporation. Mr. *Penske* also a member of the Boards of Directors of General Electric Company, The Home Depot, Inc., and Delphi Corporation. Mr. *Penske* is also a founder of Penske Racing, Inc. and Penske Racing South, Inc.

Mr. *James C. France*, a director since 1970, has served as our President and Chief Operating Officer since 1987. It is anticipated that Mr. France will become our Vice Chairman and Chief Executive Officer at the April 2003 annual meeting of directors.

Ms. *Lesa D. Kennedy*, a director since 1984, was appointed Executive Vice President of ISC in January 1996. Ms. *Kennedy* served as our Secretary from 1987 until January 1996 and served as our Treasurer from 1989 until January 1996. It is anticipated that Ms. Kennedy will become our President at the April 2003 annual meeting of directors.

Mr. *H. Lee Combs*, a director since 1987, was appointed Senior Vice President-Corporate Development in July 1999. He served as Senior Vice President-Operations since January 1996 until that date. Mr. *Combs* served as a Vice President and our Chief Financial Officer from 1987 until January 1996.

Mr. John R. Saunders has served as Senior Vice President-Operations since July 1999. He had served as a Vice President since 1997 and was President of Watkins Glen International from 1983 until 1997. It is anticipated that Mr. Saunders will become Senior Vice President and Chief Operating Officer at the April 2003 annual meeting of directors.

Ms. Susan G. Schandel became a Vice President in July 1999 and since January 1996 has continued to serve as our Treasurer and Chief Financial Officer.

Mr. W. Garrett Crotty became a Vice President in July 1999 and since 1996 has served as Secretary and General Counsel.

Mr. John E. Graham, Jr., has served as Vice President of Business Affairs and Corporate Communications since August 2002. He had previously served as a Vice President and as President of Daytona International Speedway since November 1994.

Mr. W. Grant Lynch, Jr. has served as a Vice President and as President of Talladega Superspeedway since November 1993. He also served as President of Kansas Speedway since its inception in 1997 until 2002.

Mr. Leslie A. Richter has served as a Vice President since February 2000. Mr. Richter has served as the Executive Vice President of the California Speedway since November 1994.

Mr. Paul D.H. Phipps has served as Vice President – Sales and Marketing since February 2001. Mr. Phipps was Executive Vice President of Major League Soccer for more than five years prior to that.

Mr. *Larry Aiello, Jr.,* a nominee for director, presently serves as the President and Chief Executive Officer of Corning Cable Systems, which is part of Corning, Inc. Mr. Aiello joined Corning, Inc. in 1973 in the Internal Audit Department and served in several positions in manufacturing from 1975 to 1981. He was named manager-Domestic Accounting in 1981, controller-Telecommunications Products Division in 1984, director-Control and Analysis in 1987 and assistant controller and director in 1989. He was named division vice president and director-Business Development and Planning, Opto-Electronics Group in 1990, general manager-Component Products Group in 1992, vice president and controller, Corning Incorporated in 1993, senior vice president-International and President-Corning International Corporation in 1997, senior vice president and chief of staff-Corning Optical Communications in 2000 and to his current position in 2002.

Mr. *J. Hyatt Brown*, a director since 1987, serves as the Chairman and Chief Executive Officer of Brown & Brown, Inc. and has been in the insurance business since 1959. Mr. *Brown* also serves as a director of Rock Tenn Co., SunTrust, Inc., BellSouth Corporation, and FPL Group, Inc.

Mr. *John R. Cooper*, a director since 1987, served as our Vice President - Corporate Development from December 1987 until July 1994. Beginning January 1996 Mr. *Cooper* rejoined our staff.

Mr. *Walter P. Czarnecki* has been a director since July 1999. Mr. *Czarnecki* had served as Vice Chairman of the Board of Penske Motorsports since January 1996, and, prior thereto, served as Penske Motorsports' President. Mr. *Czarnecki* had also served as a senior executive of the Penske Speedway Group since 1979. Mr. *Czarnecki* is the Executive Vice President of Penske Corporation, has been a member of the Board of Directors of Penske Corporation since 1979 and serves as a director of Penske Truck Leasing Corporation, which is the general partner of Penske Truck Leasing Co., L.P.

Mr. *Robert R. Dyson*, a director since January 1997, has served as Chairman and Chief Executive Officer of the Dyson-Kissner-Moran Corporation since November 1992.

Mr. *Brian Z. France*, a director since 1994, has served as NASCAR's Executive Vice President since 2000 and Vice Chairman since 2002. Previously, he served as NASCAR's Senior Vice President since 1999. He had served as NASCAR's Vice President of Marketing and Corporate Communications since December 1992. He has served as our Manager--Group Projects since February 1994.

Mr. *Christy F. Harris*, a director since 1984, has been engaged in the private practice of business and commercial law for more than twenty years and currently practices with Peterson & Myers, P.A.

Mr. *Raymond K. Mason, Jr.*, a director since 1981, had served as Chairman and President of American Banks of Florida, Inc., Jacksonville, Florida, from 1978 until its sale in 1998. From 1998 to the present, Mr. *Mason* has served as President of Center Bank of Jacksonville, N.A. (until August 2001, this entity was known as RCK, Inc.).

Mr. *Gregory W. Penske,* a director since July 1999, served as our Senior Vice President-Western Operations from July 1999 until January 2002. Mr. *Penske* had been a director of Penske Motorsports since its formation and President and Chief Executive Officer since July 1, 1997. Prior to July 1, 1997, Mr. *Penske* served as an Executive Vice President of Penske Motorsports since February 1996. In addition, Mr. *Penske* served as President of the California Speedway from January 1997 to January 1999. Mr. *Penske* is also the President and CEO of Penske Automotive Group, Inc., and has served in that position since December 1993. Mr. Penske is also a member of the board of directors of Alltel Corp.

Mr. *Edward H. Rensi*, a director since January 1997, is Chairman & CEO of Team Rensi Motorsports. Mr. *Rensi* was an executive consultant with McDonald's Corporation from 1997 to 1998. He served as President and Chief Executive Officer of McDonald's USA from 1991 until his retirement in 1997. He is also a director of Snap-On Tools.

Mr. *Lloyd E. Reuss*, a director since January 1996, served as President of General Motors Corporation from 1990 until his retirement in January 1993. Mr. Reuss also serves as a director of Handleman Corp., and United States Sugar Company.

Mr. *Chapman J. Root, II*, a director since 1992, is a director of the Root Organization, a private investment company, which he had served as Chairman since 1989. Mr. *Root* also serves as a director of First Financial Corp. and Terre Haute First National Bank.

Mr. *Thomas W. Staed*, a director since 1987, is Chairman of Staed Family Associates, Ltd., and had served as President of Oceans Eleven Resorts, Inc., a hotel/motel business, from 1968 to 1999.

Messrs. *Aiello, Brown, Harris, Mason, Rensi, Reuss, Root,* and *Staed* are considered "independent" as that term is presently defined in Rule 4200(a)(15) of the NASD listing standards.

Certain Relationships and Related Transactions

NASCAR, which sanctions most of our major racing events, is controlled by William C. France and James C. France, and is a member of the France Family Group which controls in excess of 60% of the combined voting power of our outstanding stock. Standard NASCAR sanction agreements require racetrack operators to pay various monies to NASCAR for each sanctioned event conducted. Included are sanction fees and prize and point fund monies. The prize and point fund monies are distributed by NASCAR to participants in the events. The aggregate NASCAR sanction fees and prize and point fund monies paid by us with respect to fiscal 2002 was $97.3 million.

In addition, NASCAR and ISC share a variety of expenses in the ordinary course of business. NASCAR pays rent to us for office space in our corporate office complex in Daytona Beach, Florida, and we paid rent to NASCAR for office space in Charlotte, North Carolina and New York, New York through mid-fiscal 2002. These rents are based upon estimated fair market lease rates for comparable facilities. NASCAR purchases various tickets and credentials, catering services and suite, track and other equipment rentals from us based on similar prices paid by unrelated, third party purchasers of similar items. We pay NASCAR for certain advertising, participation in NASCAR racing series banquets and the use of NASCAR trademarks based on similar prices paid by unrelated, third party purchasers of similar items. NASCAR also reimburses us for 50% of the compensation paid to personnel working in our legal and risk management departments, as well as 50% of the compensation expense associated with receptionists. Our payments to NASCAR for MRN Radio's broadcast rights to NASCAR Craftsman Truck races represents an agreed-upon percentage of our advertising revenues attributable to such race broadcasts. NASCAR's reimbursement for use of our telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services, and our reimbursement of NASCAR for use of corporate aircraft, is based on actual usage or an allocation of total actual usage. The aggregate amount received from NASCAR by us for shared expenses, net of amounts paid by us for shared expenses, totaled approximately $1.8 million for the year ended November 30, 2002.

The Grand American Road Racing Association ("Grand American") sanctions various events at certain of our facilities. While certain of our officers and directors are equity investors in Grand American, no officer or director has more than a 10% equity interest. In addition, certain of our officers and directors, representing a non-controlling interest, serve on Grand American's Board of Managers. Standard Grand American sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. Grand American distributes the prize and point fund monies to participants in the events. Sanction fees paid to Grand American by us totaled approximately $1.3 million for the year ended November 30, 2002.

In addition, Grand American and ISC share a variety of expenses in the ordinary course of business. Grand American pays rent to us for office space in our corporate office complex in Daytona Beach, Florida. These rents are based upon estimated fair market lease rates for comparable facilities. Grand American purchases various tickets and credentials, sponsorship, catering services and suite, track and other equipment rentals from us based on similar prices paid by unrelated, third party purchasers of similar items. We pay Grand American for the use of Grand American's trademarks based on similar prices paid by unrelated, third party purchasers of similar items. Grand American's reimbursement for use of our telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services is based on actual usage or an allocation of total actual usage. The aggregate amount we received from Grand American for shared expenses, net of amounts we paid to Grand American for shared expenses, totaled approximately $237,000 during fiscal 2002.

We strive to ensure, and management believes that, the terms of our transactions with NASCAR and Grand American are no less favorable to us than could be obtained in arms-length negotiations.

We have collateral assignment split-dollar insurance agreements covering the lives of William C. France and James C. France and their respective spouses. Pursuant to the agreements we advanced the annual premiums of approximately $1.2 million each year for a period of eight years, which ended in fiscal 2002. Upon surrender of the policies or payment of the death benefits thereunder, we are entitled to repayment of an amount equal to the cumulative premiums we have paid. We may cause the agreements to be terminated and the policies surrendered at any time after the cash surrender value of the policies equals the cumulative premiums advanced under the agreements.

Crotty & Bartlett, P.A., a law firm controlled by siblings of W. Garrett Crotty, one of our executive officers, leases office space located in our corporate office complex in Daytona Beach, Florida. We engage Crotty & Bartlett for certain legal and consulting services. The aggregate amount we paid to Crotty & Bartlett for legal and consulting services, net of amount we received for leased office space totaled approximately $73,000 during fiscal 2002.

J. Hyatt Brown, one of our directors, serves as President and Chief Executive Officer of Brown & Brown, Inc. ("Brown"). Brown has received commissions for serving as the insurance broker for several of our insurance policies, including our property and casualty policy, certain employee benefit programs and the split-dollar arrangements established for the benefit of William C. France, James C. France and their respective spouses. The aggregate commissions received by Brown in connection with our policies were approximately $475,000 during fiscal 2002.

Chapman J. Root, II, one of our directors, is a control person and affiliate of the Root Company, Inc., Root Communications Group and various other entities, including the operations of various radio stations which purchase broadcasting rights to certain programs and live events produced by MRN Radio. The price paid by these radio stations for the broadcast rights are established on the same basis as the price paid by other radio stations for similar broadcasts and in similar markets. The amounts paid by these entities to MRN Radio for the broadcast rights were approximately $8,000, during fiscal 2002.

Walter P. Czarnecki, one of our directors, owns Raceway Services, which purchases tickets to events at many of our facilities. The price paid by Raceway Services for the tickets it purchases are established on the same basis as the price paid by other purchasers of tickets to the same events without regard to Mr. Czarnecki's status as a director. The amounts paid for tickets by Raceway Services were approximately $376,000 in fiscal 2002.

All of the above transactions, payments and exchanges are considered normal in the ordinary course of business. Transactions, payments and exchanges similar to all of the above are planned during our current fiscal year.

Pursuant to the merger agreement for the acquisition of Penske Motorsports we were obligated to place three individuals designated by Penske Performance, Inc. on our board of directors and to include such designees as nominees recommended by our Board of Directors at future elections of directors by shareholders. Now that the holdings of Penske Performance have fallen to less than 5%, but not less than 2%, of the aggregate shares of our outstanding class A and class B common stock, we are obligated to include as a nominee for our Board of Directors only one individual designated by Penske Performance. If the holdings of Penske Performance fall to less than 2% of the aggregate shares of our outstanding class A and class B common stock, we would no longer be obligated to include any individuals designated by Penske Performance as nominees for our Board of Directors. Messrs. Roger S. Penske, Gregory W. Penske and Walter P. Czarnecki are currently the designees of Penske Performance, Inc. serving on our Board of Directors. Penske Performance is wholly owned by Penske Corporation, which beneficially owns more than 3% of our outstanding stock. Messrs. Penske, Penske and Czarnecki are also officers and directors of Penske Performance and other Penske Corporation affiliates. Roger S. Penske beneficially owns a majority of the voting stock of and controls Penske Corporation and its affiliates. In fiscal 2002 we rented Penske Corporation and its affiliates certain facilities for a driving school. We also sold admissions to our events, hospitality suite occupancy and related services, merchandise, apparel and accessories to Penske Corporation, its affiliates and other related companies.   In fiscal 2002, Penske Corporation, its affiliates and other related companies paid approximately $1.2 million for the aforementioned goods and services. We have outstanding receivables related to Penske Corporation and its affiliates of approximately $44,000 at November 30, 2002.

Section 16(a) Beneficial Ownership Reporting Compliance

Based upon a review of Forms 3 and 4 and amendments thereto furnished to us during the fiscal year ended November 30, 2002, Forms 5 and amendments thereto furnished to us with respect to the fiscal year ended November 30, 2002, and written representations furnished to us, Mr. Harris failed to file on a timely basis one report on Form 4 concerning a sale by his spouse. There is no other person who, at any time during the fiscal year, was a director, officer, or beneficial owner of more than ten percent of any class of our securities that failed to file on a timely basis reports required by section 16(a) of the Exchange Act during the fiscal year ended November 30, 2002.

Director Meetings and Committees

Our Board of Directors met three times during fiscal 2002. Our Board of Directors has an Audit Committee, a Compensation Committee and a Growth Strategy Committee.

The functions of the Audit Committee (which presently consists of Messrs. Brown, Dyson and Mason) include (i) meeting with auditors to discuss the scope, fees, timing and results of the annual audit, (ii) reviewing our consolidated financial statements, and (iii) performing other duties deemed appropriate by the Board. The Board of Directors has adopted a written charter for the Audit Committee. All of the members of the Audit Committee are "independent" (as independence is presently defined in Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards). The Audit Committee met seven times during fiscal 2002.

The functions of the Compensation Committee (which presently consists of Messrs. Rensi, Reuss, Root and Staed) include (i) reviewing existing compensation levels of executive officers, (ii) making compensation recommendations to management and the Board, and (iii) performing other duties deemed appropriate by the Board. The Compensation Committee met three times during fiscal 2002.

The function of the Growth Strategy Committee (which presently consists of all non-employee directors) is to monitor implementation of our announced growth strategies and advise us regarding such implementation. The Growth Strategy Committee (and/or various sub-committees) met three times during fiscal 2002.

During the last full fiscal year Mr. Roger S. Penske attended fewer than 75% of the aggregate of (1) the total number of meetings of the board of directors and (2) the total number of meetings held by all committees of the board on which they served.

Report of the Audit Committee

The Audit Committee oversees the Company's financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements

The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee under generally accepted auditing standards, including Statement of Auditing Standards No. 61. In addition, the Committee has discussed with the independent auditors the auditors' independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board, including Independence Standards Board Standard No. 1, and considered the compatibility of non-audit services with the auditors' independence.

The Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee held seven meetings during fiscal year 2002.

In reliance on the reviews and discussions referred to above, the Committee approved (and subsequently the Board approved) the inclusion of the audited financial statements in the Annual Report on Form 10-K for the year ended November 30, 2002 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company's independent auditors.

> J. Hyatt Brown, Chairman
> Raymond K. Mason, Jr.
> Robert R. Dyson

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

Director Compensation

During the fiscal year ended November 30, 2002 we paid each non-employee director for their service as a director with (i) a $10,000 annual retainer which each non-employee director can elect to receive in either cash or options to acquire Class A common stock; (ii) an annual grant of options worth $20,000 to acquire Class A common stock; and (iii) a $1,500 fee for each meeting of the Board of Directors attended and a $750 fee for each Board committee meeting attended. Options are issued pursuant to the 1996 Long-Term Stock Incentive Plan, and valued using the Black-Scholes method. The value of the aggregate retainers and fees paid to non-employee directors in cash or options with respect to fiscal 2002 services totaled approximately $411,000. The Company also reimburses directors for all expenses incurred in connection with their activities as directors.

Committee Report on Executive Officer Compensation

International Speedway Corporation's Executive Officer Compensation is overseen by the Compensation Committee of the Board of Directors, which is composed entirely of independent directors.

PHILOSOPHY AND POLICIES.   Executive Officer Compensation is structured and administered to offer competitive compensation based on the Executive Officer's contribution and personal performance in support of International Speedway Corporation's strategic plan and business mission.

The corporate compensation plan, including salary ranges and bonus structure, is reviewed and reevaluated every year. As part of the overall compensation plan International Speedway Corporation's Executive Officers are grouped in structured pay grades based upon job responsibility and description. Each grade has an established range for annual salary. The salary ranges for each grade have been evaluated annually and adjusted when appropriate by the Compensation Committee based upon changes in market conditions and International Speedway Corporation's performance factors.

CORPORATE PERFORMANCE MEASURES USED TO DETERMINE EXECUTIVE OFFICER COMPENSATION.
Based on International Speedway Corporation's performance (determined subjectively by the Committee in accordance with the sound business judgment of its members after consideration of earnings per share, revenue growth and established salary ranges), the Committee established a total pool of dollars which was used to provide for increases in annual salary compensation to all employees including the Executive Officers other than the Chairman/CEO and President/COO. The Compensation Committee recommended a proposed salary for the Chairman/CEO and President/COO to the entire Board of Directors (other than the Chairman/CEO and President/COO), which approved the salaries as recommended.

SALARY COMPENSATION.
All other Executive Officers' annual salaries were set by the Chairman/CEO and President/COO who were given the authority to set all salaries other than their own so long as (1) the total pool of available dollars allocated for annual salary compensation for Executive Officers was not exceeded and (2) provided each Executive Officer's annual salary was within the established range for the salary grade. In setting Executive Officer salaries the Chairman/CEO and President/COO considered (1) International Speedway Corporation's performance as measured against management goals approved by the Board of Directors, (2) personal performance in support of International Speedway Corporation's goals as measured by annual evaluation criteria, and (3) intangible factors and criteria such as payments by competitors for similar positions although no particular weighting of the factors or formula was used.

In recommending the annual salaries of the Chairman/CEO and President/COO, the Committee considered similar criteria as well as the Committee members' assessment of International Speedway Corporation's financial size and condition.

INCENTIVE COMPENSATION.
International Speedway Corporation has an Annual Incentive Compensation Plan for Management in which the Executive Officers participate. As a result Executive Officer Compensation is significantly at risk. Planned incentive compensation for Executive Officers can be as high as 55% of total annual compensation.

Each Executive Officer is assigned a target bonus opportunity based on corporate and personal goals for the year. The actual bonus for each Executive Officer will range from 0% to more than 150% of the target depending upon results of corporate and personal performance during the year. The current corporate financial measurements are earnings per share, revenue growth and operating margin. These may vary from year to year as established by the Compensation Committee. Personal performance factors are based on individual (functional) objectives and are tailored for each Executive Officer. A portion of each Executive Officer's incentive award will be based upon the Chairman/CEO and President/COO's discretionary judgment of the individual's overall performance during the plan year.

The incentive compensation for the Chairman/CEO and President/COO is, again, proposed by the Compensation Committee and presented to the full Board of Directors for ratification.

LONG TERM INCENTIVE PLAN COMPENSATION

1996 LONG-TERM STOCK INCENTIVE PLAN. International Speedway Corporation's 1996 Long-Term Stock Incentive Plan (the "1996 Plan") was adopted by the Board of Directors in September 1996. It was approved by the written consent of the holders of a majority of the outstanding shares of International Speedway Corporation in November 1996.

The 1996 Plan authorizes the grant of stock options (incentive and nonstatutory), stock appreciation rights ("SARs") and restricted stock to employees and consultants capable of contributing to International Speedway Corporation's performance. The 1996 Plan reserved an aggregate of 1,000,000 shares (subject to adjustment for stock splits and similar capital changes) of class A common stock for grants under the 1996 Plan. Incentive Stock Options may be granted only to employees eligible to receive them under the Internal Revenue Code of 1996, as amended.

The Board of Directors has designated the Compensation Committee (the "Committee") to administer the 1996 Plan. Awards under the 1996 Plan will contain such terms and conditions consistent with the 1996 Plan as the Committee in its discretion approves.

The Committee has discretion to administer the 1996 Plan in the manner that it determines, from time to time, is in the best interest of International Speedway Corporation. For example, the Committee will fix the terms of stock options, SARs and restricted stock grants and determine whether, in the case of options and SARs, they may be exercised immediately or at a later date or dates. Awards may also be granted subject to conditions relating to continued employment and restrictions on transfer. In addition, the Committee may provide, at the time an award is made or at any time thereafter, for the acceleration of a participant's rights or cash settlement upon a change in control of International Speedway Corporation. The terms and conditions of awards need not be the same for each participant. The foregoing examples illustrate, but do not limit, the manner in which the Committee may exercise its authority in administering the 1996 Plan. In addition, all questions of interpretation of the 1996 Plan will be determined by the Committee.

Awards of restricted shares of class A common stock were made under the 1996 Plan on April 1 in 1998, 1999, 2000, 2001 and 2002, based upon fiscal 1997, 1998, 1999, 2000 and 2001 results. The amount of these April 1 awards was based upon International Speedway Corporation's performance as measured against annual financial goals established in advance by the Board of Directors. These April 1 awards of restricted shares of class A common stock are initially restricted and will not immediately vest to the participant, but instead most carry a continued employment restriction of 3 years on 50% of the grant and 5 years on the other 50% of the grant. If employment ends prior to the expiration of the vesting period for reasons acceptable to the Compensation Committee (death, disability, retirement, etc.) all or a portion of the unvested and unearned restricted shares may be allowed to vest. Termination of employment for any other reason will result in forfeiture of all unvested and unearned shares. Awards of restricted shares of class A common stock under the 1996 Plan are to be made April 1, 2003, based upon fiscal 2002 results and will carry restrictions equivalent to those imposed on the awards made on April 1 in 1998 - 2002.

Additionally, awards of restricted shares of class A common stock were made under the 1996 Plan on May 1, 2002. These May 1 awards were made based upon individual compensation considerations unique to the officers receiving the awards. These May 1 awards of restricted shares of class A common stock are initially restricted and will not immediately vest to the participant, but instead carry a continued employment restriction of 35 months on 50% of the grant and 59 months on the other 50% of the grant. Similar awards are not planned for fiscal 2003.

Prior to vesting the participant may vote the shares and receive dividends on the restricted shares as granted. Prior to vesting the certificates for the restricted shares will be held in escrow by International Speedway Corporation. After vesting the certificates for the restricted shares will be delivered to the participant. International Speedway Corporation has the right of first refusal to buy any stock issued (and vested) under the 1996 Plan that any participant wishes to sell.

Commencing with the April 2000 annual meeting, a portion of each non-employee director's compensation became awards of options to acquire class A common stock under the 1996 Plan (see "Director Compensation"). The non-employee director options are issued on the date of the annual shareholder meeting each year, were and are valued using the Black-Scholes method, have an exercise price equal to the market price of the class A common stock on the date of the grant, are first exercisable one year after the date of the grant, and expire on the tenth anniversary of the date of the grant. Additional options to acquire class A common stock under the 1996 Plan are to be awarded to non-employee directors on the date of the 2003 annual meeting.

On May 1, 2002 13 selected non-officer managers of International Speedway Corporation were each granted an option to purchase 1,000 shares of class A common stock at an exercise price equal to the market price of the class A common stock on the date of the grant. These options become exercisable over a two and one-half year period and expire on the tenth anniversary of the date of the grant. If employment ends prior to the exercise of the options for reasons acceptable to the Compensation Committee (death, disability, retirement, etc.) all or a portion of the then exercisable options may be exercised within certain time limits. Termination of employment for any other reason will result in forfeiture of all unexercised options. Similar awards are not planned for fiscal 2003.

COLLATERAL ASSIGNMENT SPLIT-DOLLAR INSURANCE

In October 1995, based upon evaluation and recommendation of the Compensation Committee, International Speedway Corporation entered into collateral assignment split-dollar insurance agreements covering the lives of the Chairman/CEO, the President/COO and their respective spouses. Pursuant to the agreements, International Speedway Corporation advanced annual premiums of approximately $1.2 million each year for a period of eight years, which ended in fiscal 2002. Upon surrender of the policies or payment of the death benefits thereunder, International Speedway Corporation is entitled to the repayment of an amount equal to the cumulative premiums it has paid. Although Securities and Exchange Commission ("SEC") rules require disclosure of the entire premium advanced in the Summary Compensation Table, the Compensation Committee determined the compensation aspect of the plan was actually less than the total premium because of the repayment requirement and represented reasonable and appropriate compensation to the covered executives, when considered in light of their total compensation package.

CHAIRMAN/CEO COMPENSATION BASES. The Compensation Committee determined a 3% increase in Chairman/CEO compensation was appropriate in light of the continued growth in earnings per share in 2001.

> Thomas W. Staed
> Chapman J. Root, II
> Lloyd E. Reuss
> Edward H. Rensi

Executive Compensation

The following table sets forth the total compensation we paid for services rendered during the last three fiscal years to our Chief Executive Officer and our four other most highly compensated executive officers during fiscal 2002 (collectively the "Named Officers").

| Name and Principal Position | Fiscal Year | Annual Compensation | | Other Annual Compensation ($)(2) | Long Term Compensation | All Other Compensation ($) (4) |
		Salary ($)	Bonus ($)(1)		Restricted Stock Awards ($) (3)	
William C. France	2002	$483,500	$191,502	$10,577	$274,956	$461,771
Chairman and Chief	2001	$466,308	$256,042	$ 0	$218,706	$772,111
Executive Officer	2000	$445,109	$ 0	$ 0	$386,214	$761,017
James C. France	2002	$437,800	$141,827	$ 6,495	$208,527	$393,009
President and Chief	2001	$421,924	$189,496	$ 0	$157,997	$474,144
Operating Officer	2000	$402,837	$ 0	$ 0	$278,942	$470,290
Lesa D. Kennedy	2002	$299,569	$113,167	$ 0	$169,837	$ 14,515
Executive Vice	2001	$288,206	$118,627	$ 0	$129,459	$ 11,935
President	2000	$270,826	$ 27,747	$ 0	$175,536	$ 11,533
H. Lee Combs	2002	$272,528	$ 77,346	$ 6,423	$ 76,718	$ 14,162
Senior Vice President -	2001	$259,323	$ 81,424	$ 0	$ 80,722	$ 15,935
Corporate Development	2000	$240,967	$ 64,974	$ 0	$142,550	$ 14,279
John R. Saunders	2002	$259,209	$ 79,263	$ 8,010	$ 104,446	$ 14,161
Senior Vice President -	2001	$243,890	$ 81,300	$ 0	$ 99,181	$ 15,911
Operations	2000	$222,066	$ 69,012	$ 0	$106,103	$ 14,962

(1) Both the Chairman/CEO and President/COO elected not to take incentive compensation for fiscal year 2000 performance. Motivation for this act was solely personal and not required for corporate financial performance purposes. The Compensation Committee and the full Board of Directors acceded to their request for fiscal year 2000.

(2) The compensation reported in this column consists of amounts reimbursed during the year for the payment of taxes. Perquisites and other personal benefits, securities or property (valued at our aggregate incremental cost) are included in "All Other Compensation" because the value is less than the lesser of either $50,000 or 10% of the total of annual salary and bonus for the named executive officer.

(3) Reflects the aggregate market value of shares awarded under our 1996 Long-Term Stock Incentive Plan (calculated as of the date of the award). The indicated awards were made in April with respect to services rendered in the prior fiscal year.

(4) The compensation reported in this column consists of (i) payments for insurance, including premium payments and related expense for split-dollar and other life insurance, accidental death and dismemberment insurance, group health insurance, and long and short term disability insurance, and (ii) contributions to our 401(k) plan. The amounts applicable to each Named Officer for each category for fiscal 2002 are as follows: William C. France ($461,771, and $0, respectively); James C. France ($385,009, and $8,000, respectively); Lesa D. Kennedy ($6,515, and $8,000, respectively); H. Lee Combs ($6,162, and $8,000, respectively); and John R. Saunders ($6,161, and $8,000, respectively). Pursuant to the split-dollar life insurance arrangements, the premiums will be repaid to us in future periods.

Performance Graph

The rules of the SEC require us to provide a line graph covering at least the last five fiscal years and comparing the yearly percentage change in our total shareholder return on a class of our common stock with the cumulative total return of a broad equity index, assuming reinvestment of dividends, and the cumulative total return, assuming reinvestment of dividends, of a published industry or line-of-business index; peer issuers selected in good faith; or issuers with similar market capitalization. The graph below compares the cumulative total five year return of our class A common stock with that of the NASDAQ Stock Market Index (U.S. Companies) and with the 40 NASDAQ issues (U.S. companies) listed in SIC codes 7900-7999, which encompasses service businesses in the amusement, sports and recreation industry, which includes indoor operations that are not subject to the impact of weather on operations, and pari-mutual and other wagering operations. We conduct large outdoor sporting and entertainment events that are subject to the impact of weather, and we are not involved in pari-mutual or other wagering. The stock price shown has been estimated from the high and low prices for each quarter for which the close is not available. Because of the unique nature of our business and the fact that public information is available concerning only a limited number of companies involved in the same line of business, and no public information is available concerning other companies in our line of business, we do not believe that the information presented below is meaningful.

Comparison of Five-Year Cumulative Return Among
International Speedway Corp., NASDAQ SIC 7900 Index and NASDAQ Stock Market Index



Five Year Cumulative Total Return
International Speedway Corporation

INDEPENDENT PUBLIC ACCOUNTANTS

The Audit Committee of the Board of Directors intends to appoint Ernst & Young LLP, independent certified public accountants, as auditors for the fiscal year ending November 30, 2003. Ernst & Young LLP, and its predecessors have served as our auditors since 1966. Representatives of Ernst & Young LLP will be present at the Annual Meeting of Shareholders with the opportunity to make a statement, if they so desire, and will be available to respond to appropriate questions from shareholders.

Audit Fees
For the year ended November 30, 2002, Ernst & Young, LLP billed approximately $219,220 for professional services rendered in the annual audit and the review of the financial statements included in our reports on Form 10-Q.

Financial Information Systems Design and Implementation Fees
There were no fees billed by Ernst & Young, LLP for professional services, in connection with financial information systems design and implementation services during the fiscal year ended November 30, 2002.

All Other Fees
For the year ended November 30, 2002, the aggregate fees billed by Ernst and Young, LLP for all other services was $616,339. Of this amount, $300,263 was for audit related services and $316,076 was for tax and all other services.

The audit committee of the board of directors has considered whether the provision of the services described under All Other Fees is compatible with maintaining Ernst & Young, LLP's independence.

VOTING PROCEDURE

With respect to the election of directors, the person receiving a plurality of the votes cast by shares entitled to vote for the position being filled shall be elected. We know of no other items to come before the meeting other than those state above. On any other item that should come before the meeting, the matter shall be decided by a majority of the votes cast by shares entitled to vote at the meeting.

In advance of the meeting we will appoint one or more inspectors of election or judges of the vote, as the case may be, to act at the meeting or any adjournment thereof. In case any person who may be appointed as an inspector or judge fails to appear or act, the vacancy may be filled at the meeting by the person presiding. The inspectors or judges, if any, shall determine the number of shares of stock outstanding and the voting power of each, the shares of stock represented at the meeting, the existence of a quorum, the validity and effect of proxies, and shall receive votes, ballots and consents, hear and determine all challenges and questions arising in connection with the right to vote, count and tabulate votes, ballots and consents, determine the result, and do such acts as are proper to conduct the election or vote with fairness to all shareholders. On request of the person presiding at the meeting, the inspector or inspectors or judge or judges, if any, shall make a report in writing of any challenge, question or matter determined by him or them, and execute a certificate of any fact found by him or them.

Dissenters' Right of Appraisal

We do not anticipate that any matter will be acted upon at the meeting that would give rise to rights of appraisal or similar rights of dissenters.

AVAILABLE INFORMATION

We file annual, quarterly and special reports, information statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can also obtain information about us at the offices of the National Association of Securities Dealers, 1735 K St., N.W., Washington, D.C. 20006.

By Order of the Board of Directors

W. Garrett Crotty
Vice President, Secretary and General Counsel

March 10, 2003

Appendix
International Speedway Corporation Audit Committee Charter

Organization

This Charter governs the operations of the Audit Committee (the "Committee") of International Speedway Corporation (the "Company") was first adopted by the Board of Directors (the "Board") with an effective date of May 15, 2000. The Committee shall review and reassess the Charter at least annually and obtain the approval of the Board for any changes. The Committee shall be appointed by the Board and shall comprise at least three directors, each of whom are independent of management and the Company as defined by applicable SEC regulations and stock exchange listing standards. Members of the Committee shall be considered independent if they have no relationship that may interfere with the exercise of their independence from management and the Company and shall not receive remuneration from the Company other than compensation for their services as a director and committee member. All Committee members shall be financially literate (or shall become financially literate within a reasonable period of time after appointment to the Committee), and at least one member shall be a "financial expert", as defined by applicable SEC regulations and stock exchange listing standards.

Statement of Policy

The Audit Committee shall provide assistance to the Board in fulfilling its oversight responsibility to the shareholders, potential shareholders, the investment community, and others relating to the integrity of the Company's financial statements, the financial reporting process, the systems of internal accounting and financial controls, performance of the Company's internal audit function and independent auditors or registered accounting firm ("independent auditor"), the independent auditor's qualifications and independence and the annual independent audit of the Company's financial statements. In so doing, it is the responsibility of the Committee to maintain free and open communication between the Committee, independent auditors, the internal auditors and management of the Company. In discharging its oversight role, the Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities, and personnel of the Company and the power to retain independent counsel, or other experts funded by the Company for this purpose. Further, the Committee is empowered to establish a charter for the internal audit function. The Director of Internal Audit shall report administratively to the Chief Financial Officer of the Company and functionally to the Committee and Board.

Responsibilities and Processes

The primary responsibility of the Audit Committee is to oversee the Company's financial reporting process on behalf of the Board and report the results of their activities to the Board. While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits to determine the Company's financial statements are complete and accurate and are in accordance with generally accepted accounting principles. Management is responsible for the preparation, presentation, and integrity of the Company's financial statements and for the appropriateness of the accounting principles and the reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company's financial statements and reviewing the Company's unaudited interim financial statements. The Committee, in carrying out its responsibilities, believes its policies and

procedures should remain flexible, in order to best react to changing conditions and circumstances. The Committee should take the appropriate actions to set the overall corporate "tone" for quality financial reporting, sound business risk practices and ethical behavior.
The following shall be the principal recurring processes of the Audit Committee in carrying out its oversight responsibilities. The processes are set forth as a guide with the understanding that the Committee may supplement them as appropriate.

- The Committee shall be directly responsible for the appointment and termination, compensation, and oversight of the work of the independent auditors, including resolution of disagreements between management and the auditor regarding financial reporting. The Committee shall pre-approve all audit and non-audit services provided by the independent auditors and shall not engage the independent auditors to perform the specific non-audit services prohibited by law or regulation. The Committee may delegate pre-approval authority to a member of the audit committee. The decisions of any Audit Committee member to whom pre-approval authority is delegated must be presented to the full Audit Committee at is next scheduled meeting.

- At least annually the Committee shall obtain and review a report by the independent auditors describing the firm's internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by government or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues and; all relationships between the independent auditor and the Company to assess the auditor's independence.

- The Committee shall set clear hiring policies for employees or former employees of the independent auditors that shall meet the SEC regulations and stock exchange listing standards.

- The Committee shall discuss with the internal auditors and the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and compensation.   Also, the Committee shall discuss with management, the internal auditors and the independent auditors the adequacy and effectiveness of the accounting and financial controls, including policies and procedures to assess, monitor, and manage business risk.

- The Committee shall meet separately periodically with management, the internal auditors, and the independent auditors to discuss issues and concerns warranting committee attention. The Committee shall provide sufficient opportunity for the internal auditors and the independent auditors to meet privately with the members of the Committee. The Committee shall review with the independent auditor any audit problems or difficulties and management's response.

- The Committee shall receive regular reports from the independent auditor on the critical accounting policies and practices of the Company, and all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management.

- The Committee shall oversee the establishment of and compliance with the Company's code of ethics for senior executive and financial officers in accordance with SEC regulations and stock exchange listing standards.

- The Committee shall review and approve all related party transactions as required by SEC regulations and stock exchange listing standards.

- The Committee shall review management's assertion on its assessment of the effectiveness of internal controls as of the end of the most recent fiscal year and the independent auditor's report on management's assertion.

- The Committee shall review the Company's earnings press releases prior to release.

- The Committee shall review the interim financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations with management and the independent auditors prior to the filing of the Company's Quarterly Report on Form 10-Q. Also, the Committee shall discuss the results of the quarterly review and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards. The chair of the Committee may represent the entire Committee for the purposes of this review.

- The Committee shall review with management and the independent auditors the financial statements and disclosures under Management's Discussion and Analysis of Financial Condition and Results of Operations to be included in the Company's Annual Report on Form 10-K (or the annual report to shareholders if distributed prior to the filing of Form 10-K), including their judgment about the quality, not just acceptability, of accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements. Also, the Committee shall discuss the results of the annual audit and any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards.

- The Committee shall establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

- The Committee shall receive corporate attorney's reports of evidence of a material violation of securities laws or breaches of fiduciary duty.

- The Committee shall prepare a report to be included in the Company's annual Information Statement to Shareholders as required by SEC regulations.

- The Committee shall perform an evaluation of its performance at least annually to determine whether it is functioning effectively.